March 25, 2021



VIA ELECTRONIC MAIL

Alison Samborn
Associate General Counsel, Legal Product Development
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

           RE:      Jackson Retirement Investment Annuity Flexible Premium
Variable and
                    Fixed Deferred Annuity
                    Jackson National Separate Account     I
                    JNLNY Separate Account I
                    Initial Registration Statements on Form N-4
                    File Nos. 333-252333; 333-252332

Dear Ms. Samborn:

        The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 22, 2021. Comments and page references correspond to the numbering on the bottom of the pages of the filings provided to staff from the registrant via email. Unless otherwise indicated, the comments below apply to filing 333-
252333; please make confirming changes to the other filing referenced above, as applicable. Based on our review, we have the following comments. 1

General Comments

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.
           We may have further comments when you supply the omitted information.

2. Please include page numbers to cross-references throughout the prospectus.

3. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Jackson will be solely responsible for any benefits or features associated with the Contract.

1
     Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 2 of 11

4. Throughout registration statement, all references to website address for contract-
        related documents should be to the landing page address, not the corporate home page address (e.g., www.jackson.com).

PROSPECTUS

5. Where appropriate in the prospectus, please discuss the impact of advisory fee deductions on contract benefits, including the following:

            how such deductions will impact various transactions and benefits under the contract, including how each deduction will reduce the death benefit and any other guaranteed benefit values;

            be clear as to whether these withdrawals will reduce values on a dollar-for-
            dollar basis or proportionately;

            if such withdrawals will be treated as a proportionate reduction, then there should be prominent disclosure stating that deductions of the advisory fee from contract value could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction;

            an example demonstrating the impact of advisory fee deductions on benefits should be provided for each such benefit that is impacted (e.g., death benefit, guaranteed benefit, etc.); and

            contract owners should be encouraged to discuss with their financial intermediaries the impact of deducting advisory fees from contract value prior to making any election.

Cover Page

6. Disclose all material state variations and intermediary-specific variations (e.g., variations resulting from different brokerage channels) to the offering. (See Form
        N-4, Instructions to Item 8(a)).

7. Disclose that the contract is/may be available through third-party financial intermediaries who charge an advisory fee for their services, and that this fee is in addition to contract fees and expenses. Also state that if a contract owner elects to pay the advisory fee from his or her contract value, then this deduction [will reduce][may reduce] the death benefit(s), and may be subject to federal and state income taxes and a 10% federal penalty tax. (See Form N-4, Item 1(a)).

8.      With respect to obtaining a copy of the most recent Rate Sheet
Prospectus
        Supplement, please use a more specific web address.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 3 of 11

9. Please provide the landing page where all the required documents are located.

10.     With respect to the fourth paragraph, please consider whether the following
        language is necessary cover page disclosure,    [i]n some states, you
may purchase
        the Contract through an automated electronic transmission/order ticket verification procedure.

11. Please move the Rule 12h-7 paragraph from the cover page to a more appropriate location in the prospectus itself. Rule 12h-7 only requires that this statement be somewhere in the prospectus.

12. With respect to the last paragraph, please separate the last sentence beginning,
           [y]ou may elect to receive certain communications . . .    from the
free look
        paragraph.

13. With respect to the first bullet of the last paragraph, please confirm whether Jackson still intends to mail a postage-paid card when relying on Rule 498A. Further,
        please confirm whether    cover of this report    should be
prospectus.

Key Information (pp. 3-5) (please apply these comments to the ISP as well)

14. With respect to the narrative paragraph preceding the key information table, please remove this language as it is not permitted nor required by Form N-4.

15.     Please change the    Charges for Early Withdrawal    heading to
Charges for Early
        Withdrawals.    (See Form N-4, Instruction 1(a) to Item 2).

16.     With respect to the    Ongoing Fees and Expenses    row, second column,
please
        modify the legend to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owners, and that if such charges were reflected, the fees and expenses would be higher.

17.     With respect to item one in the    Annual Fee    column, please confirm
that    Base
        Contract    reflects the annual contract maintenance charge.

18.     Change    Add-on Benefit    to    Optional Benefit    throughout the
key information
        table. (See Instruction 1(a) to Item 2).

19. In footnote 3, only identify the basis for the charge. (See Instruction 2(c) to Item 2).

20.     On page four, please remove    Estimate    from each column heading.

21. In each column at the top of page four, modify the bullets to read No sales charges or advisory fees.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 4 of 11

22.     With respect to the fourth bullet in the    Risks Associated with
Investment Options
        row, please replace    the prospectuses for the available Funds    with
   these
        investments options.    The form requires that investors review the
investment
        options (including the fixed account investment options) before making an investment decision. We note that the fixed account investment options do not have a prospectus, but likewise should be reviewed. (See Instruction 3(c) to Item 2).

23. With respect to the second and third bullets of the Add-On Benefits section on page five, as applicable, state that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Add appropriate cross-references.

24. With respect to the third bullet in the Add-On Benefits section confirm any material state variations are disclosed in the prospectus. (See Instruction to Item 8(a)).

Overview of the Contract (pp. 5-6) (please apply these comments to the ISP as well)

25. Include a separate paragraph regarding the deduction of third-party advisory fees, disclosing that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a
        10% federal penalty tax. Add appropriate cross-references.

26.     With respect to the second sentence of the answer to    What is this
Contract, and
        what is it designed to do?    please consider whether it would be
appropriate to also
        mention the    withdrawal benefit.

27.     In the answer to    How do I accumulate assets in the Contract and
receive income
        from the Contract?    please bold or prominently disclose    A list of
Funds in which
        the Investment Divisions currently invest is provided in Appendix A:
Funds
        Available Under the Contract    and also state that the appendix
includes additional
        information about each fund. (See Instruction 1 to Item 3).

28.     With respect to the penultimate sentence in the answer to    How do I
accumulate
        assets in the Contract and receive income from the Contract?    please
consider
        whether to add    depending on the income option you select.

29.     Please remove the word    full    from the first sentence of the
Accessing your
        money    paragraph because investors have to pay charges if they access their money
        and won   t really have    full    access.

30.     Please specify in the    Earnings sweep    paragraph where investors
can choose to
        move their earnings.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 5 of 11

Fees and Expenses Tables (pp. 6-8)

31. In the narrative preceding the fee table, state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

32.     In the narrative preceding the fee table please add,    [p]lease refer
to your Contract
        specifications page for information about the specific fees you will pay each year
        based on the options you have elected.    (See Item 4).

33. To improve investor comprehension, please move the last paragraph in the narrative
        preceding the fee table up to precede the paragraph beginning    [t]he
first table    .

34.     Please remove    minimum    row from the    Transaction Expenses
table. (See
        Instruction 5 to Item 4).

35.     Please remove the    Base Contract Charges (Without Add-On Benefits)
heading
        from the    Annual Contract Expenses    table as base contract charges
is a line-item
        in the table already.

36.     Change    Core Contract Charge    to    Base Contract Expenses    in
the    Annual
        Contract Expenses    table. (See Instruction 13 to Item 4).

37.     The optional benefits under the    Annual Contract Expenses    section
can be grouped
        under headings by type, but should all be in one    Annual Contract
Expenses    table.

38.     Please remove the    Guaranteed Maximum Charges    heading below the
Annual
        Fund Expenses    table. While riders and contracts may have guaranteed
max
        charges, funds do not and this heading may be potentially misleading.

39. With respect to the expense example, state that the examples do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such fees were reflected, costs would be higher. (See Item 4).

Investment Divisions (pp. 11-13)

40. With respect to the second sentence of the second paragraph, please disclose any material intermediary specific limitations. (See Instruction to Item 8(a)).

41.     With respect to the first sentence in the    Substitution    section,
please explain your
        legal basis for being able to unilaterally move investors to the general account. (The
        staff   s historic position has been that a provision in a variable annuity contract
        which results in the automatic transfer to a    fixed    account of
amounts which have
        been accumulating on a variable basis is not consistent with the redeemability
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 6 of 11

        requirements of Sections 2(a)(32) and 27(i) of the 1940 Act. See 1988
Dear
        Registrant Letter.)

Principal Risks (pp. 13-14)

42. There should be a separate paragraph summarizing the risks relating to the deduction of third-party advisory fees from contract value (e.g., this deduction will reduce the death benefit(s) and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax).

43.     With respect to the    Fees and Charges    paragraph, please add    and
disclosed in the
        fee table    to the end of the last sentence.

Benefits Available Under the Contracts (pp. 14-16) (please apply these comments to the ISP as well)

44. With respect to contract related documents, please direct investors to the landing page address, not the corporate home page.

45.     Here, and throughout prospectus, please note that these are    optional
   benefits
        instead of    add-on    benefits.

46.     Please change the    Fee    heading to    Maximum Fee.    (See Item
10(a)).

47. With respect to the stated maximum fee, please include parentheticals providing information about what the stated percentage refers to. (See Instruction 5 to Item
        10).

48.     In the    Brief Description of Restrictions/Limitations    column,
please disclose the
        impact of advisory fee deductions.

49.     Please remove all the narrative below    Add-On Living Benefits
Available for a
        Fee.    (See Item 10(a)).

50.     With respect to the    Other Add-On Benefits Included With All
Contracts at No
        Additional Cost    table, please specify    standard    or    optional.


Contract Charges (pp. 16-19)

51.     Please disclose the following with respect to advisory fees:

            the basis upon which the advisory fee is calculated (e.g., as a percentage of contract value);
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 7 of 11

            explain how and when the advisory fee will be deducted if an investor elects to have advisory fees deducted from the contract (e.g., pro-rata from each investment option on an annual basis); and

            a brief description of the deduction of advisory fee authorization agreement between the insurer and the contract owner, including how the contract owner may terminate the agreement.

52.     In the first paragraph, change    add-on    to    optional.

53.     Please cross-reference the    Commutation Fee    in the    Income
Options    section.

54.     With respect to the    Transaction Expenses    section, please clarify
the concept of
        commutation. Is it correct that the commutation fee applies to annuitants, but not to beneficiaries? When commutation applies to annuitants, is it based on the present value of all expected future payments (less the commutation fee), or is it based on the present value of the guaranteed remaining payments?

55.     With respect to the second sentence of the    Return of Premium
Guaranteed
        Minimum Death Benefit Charge    paragraph, the prospectus and rate
sheet should
        state that information about current rates is available on the
insurance company   s
        website at a specified internet address. (See ADI 2018-05 Use of rate sheet supplements in connection with variable insurance products).

Purchases (pp. 21-23)

56.     With respect to the    Accumulation Units    section and the paragraph
beginning,
           [t]he value of an Accumulation Unit   , if advisory fees are
deducted from contract
        value, then disclose that the deduction of advisory fees will result in the cancellation of accumulation units (in addition to other transactions such as withdrawals and transfers).

Access to Your Money (pp. 26-35)

57.     In the fifth full paragraph beginning,    [t]he Contract is designed
for Contract
        Owners,    and in the context of where advisory fee deductions are
treated as
        withdrawals, please disclose the following:

            whether any surrender charges will apply to each partial withdrawal and whether such withdrawals will count toward the annual fee withdrawal amount;

            if true, that each withdrawal will reduce the death benefit(s) and any other guaranteed benefit values, perhaps significantly, with appropriate cross-
            references to the Item 10 disclosure; and Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 8 of 11

            contract owners should be encouraged to discuss with their financial intermediaries the impact of withdrawing advisory fees from contract value prior to making any election.

Income Payments (The Income Phase) (pp. 35-37)

58. With respect to the third sentence of the first paragraph, if applicable, state that the investor will not be able to withdraw any contract value (or cash value) amounts after the annuity commencement date.

59.     With respect to the last sentence in    Option 3    of    Income
Options,    confirm
        whether    remaining payments    should be    guaranteed payments.

Death Benefit (pp. 37-40)

60.     Change    Add-On Death Benefit    to    Optional Death Benefit    and
please include
        examples for the death benefits. (See last instruction to Item 10).

Contract Owner Taxation (pp. 40-44)

61.     With respect to the last sentence in the    Non-Qualified Contracts
General
        Taxation    section, if any loans are available through the contract,
please include
        disclosure responsive to Item 13 and include any interest rate in the fee table.

Other Information (pp. 45-47)

62.     With respect to the last sentence in the    Confirmation of
Transactions    paragraph,
        please provide your legal basis for not being responsible for correcting the error.

63. In the Delivery of Fund Reports paragraph, please provide the landing page address, not the corporate home page.

64.     Please remove the penultimate sentence from the Delivery of Fund
Reports
        paragraph.

Where to Find Additional Information (p. 54)

65. Please move the back cover page to come after the Appendices. (See Item 1 (b)).

66. Please provide the EDGAR contract identifier in type size smaller than that generally used in the prospectus. (See Item 1(b)).

Appendix A (p. A-1) (also apply these comments to the Initial Summary
Prospectus)
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 9 of 11

67.     Please add    [d]epending on the optional benefits you choose, you may
not be able
        to invest in certain Portfolio Companies    to the first paragraph.
(See Instruction 1(f)
        to Item 17).

68. With respect to the third paragraph, for brevity, please only include the first sentence in response to Item 17 and add it to the first paragraph. (See Instruction
        1(f) to Item 17) (The remaining disclosure can go elsewhere in the prospectus.)

69. With respect to the third paragraph, please identify the funds available through different intermediaries and indicate which funds may not be available from every intermediary. (See Instruction 1(f) to Item 17).

Rate Sheet Prospectus Supplement

70. The rate sheet appears to include current fees. Supplementally, please explain the following:

            whether these changes in current fees are expected to have an impact on the key information table;

            if the key information table will change, please make sure it is updated in the rate sheet; and

            explain how those changes will be made to the key information table in the initial summary prospectus (for example, do you intend to send the full rate sheet with the ISP, send an ISP specific rate sheet that just shows the ISP changes, or do you intend to reprint the ISP with an updated KIT).

71. The rate sheet supplement must prominently disclose that the rate can be superseded at any time. (See ADI 2018-05, Use of Rate Sheet Supplements in
        Connection With Variable Insurance Products).

72. The prospectus and rate sheet should state that information about current rates is
        available on the insurance company   s website at a specified internet
address. (See
        ADI 2018-05, Use of Rate Sheet Supplements in Connection With Variable Insurance Products).

PART C OTHER INFORMATION

Item 27. Exhibits

73.     With respect to participation agreements (exhibit no. (h)), please explain
        supplementally why the agreements are    Not Applicable.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 10 of 11

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

74. Where exhibits are incorporated by reference, this fact should be noted in the exhibit index. (See Rule 483(a) of the Securities Act).

Item 34. Fee Representations

75.     Revise sentence to state,    the expenses expected to be incurred . . .
..

Power of Attorney

76. Please revise. A power of attorney that is filed with the Commission must relate to a specific filing. (See Rule 483(b) of the Securities Act).

INITIAL SUMMARY PROSPECTUS

Cover Page

77. With respect to the third sentence, please confirm that Jackson will use a specific web address.

78. With respect to the third paragraph, please confirm whether a rate sheet will be delivered with the ISP. If not, please consider whether it is necessary to reference rate sheets in the initial summary prospectus.

Table of Contents

79.     Please change    Accessing Money in Your Contract    to    Accessing
The Money in
        Your Contract.

Benefits Available Under the Contracts

80.     Please remove    historical add-on benefit charges    from the ISP. The
ISP should
        only describe the current offering.

STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance

81. The disclosure should state that yields and total returns do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, performance would be lower.

82.     Please remove the annualized yield formula information.
 Alison Samborn
Jackson Retirement Investment Annuity Flexible Premium Variable and Fixed Deferred Annuity
March 25, 2021
Page 11 of 11


Financial Statements, Exhibits, and Certain Other Information

        Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     *****************************************
         Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

       If you have any questions, you are welcome to call me at (202) 551-5912 or email me at mclarend@sec.gov.

                                                          Sincerely,

                                                          /s/ DeCarlo McLaren

                                                          DeCarlo McLaren
                                                          Senior Counsel
                                                          Disclosure Review
Office

cc:     Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief